FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-55386

                                  $850,000,000

                               OMNICOM GROUP INC.
                              OMNICOM CAPITAL INC.
                              OMNICOM FINANCE INC.
                     Liquid Yield Option(TM) Notes Due 2031
                              (Zero Coupon-Senior)

                    PROSPECTUS SUPPLEMENT DATED APRIL 8, 2005
                      TO PROSPECTUS DATED FEBRUARY 26, 2001

      The selling securityholders table on page 30 of the prospectus is hereby further amended to update the information to include the following entities as selling securityholders in the prospectus and to list their total amount of Liquid Yield Option(TM) Notes due 2031:

                                                            AGGREGATE
                                                         PRINCIPAL AMOUNT                           COMMON            COMMON
                                                           OF NOTES AT         PERCENTAGE           STOCK             STOCK
                                                          MATURITY THAT         OF NOTES        OWNED PRIOR TO      REGISTERED
NAME                                                       MAY BE SOLD         OUTSTANDING        CONVERSION         HEREBY(1)
----                                                     ----------------      -----------      --------------      ----------
Goldman Sachs & Co.(2)                                      $1,199,000              *               89,238            10,898

* Less than 1%

----------

(1) Assumes conversion of all the holder's LYONs at a conversion rate of 9.09 shares of common stock per $1,000 principal amount at maturity of the LYONs. Upon conversion, the notes will receive cash for the initial principal amount and cash or shares representing the difference between the conversion value and the initial principal amount of the notes. This conversion rate will be subject to adjustment as described under "Description of the LYONs -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Goldman Sachs & Co. was one of the initial purchasers of the notes and was previously listed as holding $10,550,000 of the notes. This information supercedes all prior information regarding Goldman Sachs & Co. Additionally, Goldman Sachs & Co. owns $11,560,000 aggregate principal amount of Omnicom Group Inc.'s Zero Coupon Zero Yield Convertible Notes due 2032 and $10,000,000 aggregate principal amount of Omnicom Group Inc.'s Zero Coupon Zero Yield Convertible Notes due 2033. The 2032 Notes are convertible into 105,080 shares of Omnicom Group Inc.'s common stock and the 2033 Notes are convertible into 97,087 shares of Omnicom Group Inc.'s common stock.

      The preceding table has been prepared based upon information furnished to us by the selling securityholder named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholder may change over time. Any changed information will be set forth in supplements of amendments to this prospectus.